UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

On October 4, 2024, Akanda Corp. (the “Company”) issued a press release announcing the closing of its previously announced underwritten public offering, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. Univest Securities, LLC (“Univest”) acted as the underwriter in connection with the Offering, and in consideration therefor the Company agreed to pay Univest discounts and commissions of $37,500, representing an underwriting discount equal to 2.5% per Common Share (or pre-funded warrant in lieu thereof), and also reimburse Univest $28,000 in fees and expenses (including legal fees).

A copy of the underwriting agreement and pre-funded warrant are attached as Exhibit 1.1 and Exhibit 4.1 to this Report on Form 6-K and are incorporated by reference herein and into the Company’s registration statement on Form F-1 (File No. 333-281945), which was declared effective as of September 30, 2024 by the Securities and Exchange Commission.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit Number	Description
1.1	Underwriting Agreement dated October 2, 2024
4.1	Form of Pre-Funded Warrant
99.1	Press Release dated October 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: October 4, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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